Exhibit 3.1

CERTIFICATE OF ELIMINATION
OF
SERIES A JUNIOR PARTICIPATING PREFERRED STOCK
OF
BALLANTYNE STRONG, INC.

Ballantyne Strong, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 151(g) of the Delaware General Corporation Law (the “DGCL”), hereby certifies as follows:

FIRST:   Pursuant to Section 151 of the DGCL and authority granted in the Certificate of Incorporation, as amended, of the Corporation (the “Certificate of Incorporation”), the Board of Directors of the Corporation (the “Board”) previously designated 250,000 shares of preferred stock as Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), and established the powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof as set forth in the Certificate of Designations of Series A Junior Participating Preferred Stock of Ballantyne Strong, Inc. (the “Series A Certificate of Designation”), with respect to such Series A Preferred Stock, which Series A Certificate of Designation was filed in the Office of the Secretary of State of the State of Delaware and is in full force and effect on the date hereof. None of the authorized shares of Series A Preferred Stock are outstanding and none will be issued.

SECOND:  The Series A Certificate of Designation was filed with the Office of the Secretary of State of the State of Delaware in connection with the Rights Agreement, dated as of November 5, 2014, as amended April 27, 2015, between the Corporation and Computershare Inc., as Rights Agent (the “Rights Agreement”).

THIRD:          Pursuant to the authority conferred on the Board by the Certificate of Incorporation and in accordance with the provisions of Section 151 of the DGCL, the Board, on April 29, 2015, duly adopted the following resolutions authorizing the elimination of said Series A Preferred Stock:

RESOLVED, that pursuant to the authority conferred on the Board by the provisions of Section 151 of the DGCL, the Board hereby eliminates the Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), none of which is currently outstanding and none of which will be issued, and the shares that were designated as Series A Preferred Stock hereby are returned to the status of authorized but unissued shares of the preferred stock of the Corporation, without designation as to series; and

FURTHER RESOLVED, that the appropriate officers of the Corporation, or any one or more of them, hereby are authorized, in the name and on behalf of the Corporation, pursuant to Section 151(g) of the DGCL, to execute and file a Certificate of Elimination of the Series A Junior Preferred Stock with the Secretary of State of the State of Delaware, which shall have the effect when filed with the Secretary of State of the State of Delaware of eliminating from Certificate of Incorporation, as amended, of the Corporation all matters set forth in the Certificate of Designations of Series A Junior Participating Preferred Stock with respect to such Series A Preferred Stock.

FOURTH:  The Rights Agreement expired by its terms on April 27, 2015.

FIFTH:   That in accordance with the provisions of Section 151 of the DGCL, the Certificate of Incorporation is hereby amended to eliminate all references to the Series A Preferred Stock, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of the preferred stock of the Corporation, without designation as to series.

IN WITNESS WHEREOF, the Company has caused this Certificate of Elimination to be signed by its duly authorized officer on this 1st day of May, 2015.

BALLANTYNE STRONG, INC.

By:	/s/ David G. Anderson
Name: David G. Anderson
Title: Sr. Vice President, General Counsel and Secretary